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FEB 2 8 2002

SEC  COMMISSION

549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51780

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID NO.

EXT Electronic Exchange Trading, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 South Wacker Drive Suite 950
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Yusim (312) 207-1900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Arnold Yusim, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of EXT Electronic Exchange Trading, Inc., as of December 31 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

15th day of February 2002

Nancy A. Simenson

Notary Public



OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature
Arnold Yusim
President
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

EXT Electronic Exchange Trading, Inc.

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

EXT Electronic Exchange Trading, Inc.
Table of Contents
December 31, 2001


AM&G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants


FEB 28 2002

Independent Auditors' Report

Board of Directors of
EXT Electronic Exchange Trading, Inc.

We have audited the accompanying statement of financial condition of EXT Electronic Exchange Trading, Inc. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of EXT Electronic Exchange Trading, Inc. as of December 31, 2001, in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 11, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

EXT Electronic Exchange Trading, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 12,047
Receivable from clearing broker	488,580
Deposits with clearing broker	522,709
Other assets	33,069
Total assets	$ 1,056,405

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 194,685
Stockholders' equity	861,720
Total liabilities and stockholders' equity	$ 1,056,405

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—EXT Electronic Exchange Trading, Inc. (the "Company") is a registered securities broker-dealer. The Company provides brokerage services electronically to retail customers primarily in the midwest region of the United States. Customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes—The Company has elected to be an "S Corporation" under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. The stockholders are liable for individual income taxes on their respective shares of the Company's taxable income.

Income Recognition—Securities transactions and the related income and expenses are recorded on trade date.

Note 2 Related Parties

Under an agreement with EXT Trading II (EXT), an entity related through common ownership, the Company pays EXT a fee for management and consulting services. EXT pays all expenses not directly related to trading operations of the Company, and EXT does not seek reimbursement from the Company for payment of these expenses. There were no amounts due at year end.

Note 3 Off-Balance-Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with these guidelines is monitored daily and, as a result, customers may be required to deposit additional collateral or reduce positions, where necessary.

Note 3 Off-Balance-Sheet Credit and Market Risk, *Continued*

Amounts due from and deposits with the clearing broker represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the credit worthiness of the clearing broker with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts. Management believes that the Company is not exposed to any significant risk on cash.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain, "net capital" equivalent to $100,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $818,000 and $100,000, respectively. The net capital requirement may effectively restrict the payment of cash dividends.